MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended June 30, 2021

(Expressed in US Dollars)*

*The Company changed its presentation currency from Canadian Dollars to US Dollars effective on July 1, 2020.  Certain comparative financial information in this MD&A have been restated to reflect this change.  Please refer to Note 2(c) of the audited consolidated financial statements for the year ended June 30, 2021.

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

DATE OF REPORT:  September 15, 2021

This MD&A for New Pacific Metals Corp. and its subsidiaries (collectively, "New Pacific" or the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2021 and the related notes contained therein. The Company reports its financial position, financial performance, and cash flow in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2021.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company's flagship project is the Silver Sand Project.  With experienced management and sufficient technical and financial resources, the Company is well positioned to create shareholder value through exploration and Mineral Resource development.

The Company is publicly listed on the Toronto Stock Exchange ("TSX") under the symbol "NUAG" and on the NYSE American stock exchange ("NYSE-A") under the symbol "NEWP".  The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

FISCAL 2021 HIGHLIGHTS

  Maintained working capital of $46.36 million, sufficient to advance the Silver Sand Project and regional exploration initiatives, including the Carangas and Silverstrike Projects;
  Silver Sand Preliminary Economic Analysis ("PEA") continues to advance as scheduled.  A 38,000-metre ("m") exploration and resource expansion drill program commenced in July 2021;
  Received an administrative mining contract for the Silver Sand Project, establishing a clear title to the project mineral rights;
  Acquired a 98% interest in the Carangas Silver Project in April 2021. A 5,000 m initial discovery drill program commenced in June 2021;
  Identified three significant new zones of gold and silver rich polymetallic mineralization on the Silverstrike Project;
  Developed and implemented a Company-wide environmental policy and corporate social responsibility policy;
  Successfully completed the spin-out transaction of Whitehorse Gold Corp. (TSX.V: WHG.V), enabling shareholders to realize the value of the Tagish Lake Gold Project in the current strong gold market;
  Listed on the Toronto Stock Exchange ("TSX") and delisted all of the Company's issued and outstanding shares from the TSX Venture Exchange ("TSX.V") in August 2020; and

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)
  Listed on the NYSE-A in May 2021, achieving a significant milestone in the growth of the Company.

PROJECTS OVERVIEW

COVID-19 Pandemic Response

In response to the COVID-19 pandemic, the Company's Health & Safety Team has implemented Company-wide safety protocols such as a 14-day self-isolation where necessary, travel restrictions, remote working and enhanced hygiene controls.  The Company also continues to provide assistance to the communities neighbouring our projects by donating medical and hygiene supplies, personal protective equipment, and food supplies as part of the Company's ongoing social responsibility program.

Silver Sand Project

The Silver Sand Project is located in the Colavi District of Potosí Department in southwestern Bolivia at an elevation of 4,072 m above sea level, 25 kilometres ("km") northwest of Potosí City, the department capital.

The project is comprised of two claim blocks, the Silver Sand South and North Blocks, which encompass a total area of 5.42 km2.  The Silver Sand South Block, covering an area of 3.17 km2, hosts the Silver Sand deposit and was originally comprised of 17 Autorización Transitoria Especiales ("ATEs"), formerly known as mining concessions.  Under the existing Bolivian mining laws, ATEs are required to be consolidated into an Administrative Mining Contract ("AMC").  New Pacific, through its wholly owned subsidiary, Minera Alcira S.A. ("Alcira"), submitted all required documents to the Bolivian Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or "AJAM") for the consolidation and conversion of these 17 ATEs to cuadriculas and an AMC.  On August 12, 2021, AJAM granted the AMC to Alcira.  As of the date of this MD&A, all required registration, notarization and publication steps to perfect the title of the AMC in favour of Alcira have been completed.  The AMC establishes a clear title to the Company's Silver Sand South Block.  The Silver Sand North Block covers an area of 2.25 km2 and is comprised of three ATEs (Jisas, Jardan and El Bronce).  The Company is in the process of converting these ATEs to an AMC.

A summary of Bolivian mining laws with respect to AMCs and exploration licenses is presented below.

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through AJAM. Under Bolivian mining laws, tenure is granted as either an AMC or an exploration license.  Tenure held under the previous legislation was converted to ATEs, which are now required to be consolidated into new 25-hectare sized cuadriculas (concessions) and converted to AMCs.  AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, metal refining, and/or trading.  AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met.  Each contract requires ongoing work and the submission of plans to AJAM.

Exploration licenses permit exploration activities only and must be converted to AMCs to conduct exploitation and development activities.  Exploration licenses are valid for a maximum of five years and provide the holder with the preferential right to request an AMC.  In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia ("COMIBOL"). In these areas, development and production agreements can be obtained by entering into a Mining Production Contract ("MPC") with COMIBOL.

Since acquiring the project in 2017, the Company has carried out extensive exploration and resource definition drill programs.  From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 diamond core drillholes.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

On April 14, 2020, the Company released its inaugural National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") Mineral Resource estimate for the Silver Sand Project.  For further details, please refer to the Company's news release dated April 14, 2020 and an amended and restated technical report entitled "Silver Sand Deposit Mineral Resource Report (Amended)" prepared by Adrienne Ross, Dinara Nussipakvnova, Simeon Robinson and Andrew Holloway of AMC Consultants (Canada) Ltd. with an effective date of January 16, 2020 and filed under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.newpacificmetals.com.

Advanced studies have commenced on the project and the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc to lead the PEA, environmental baseline study, and social baseline study, respectively.

On July 27, 2021, the Company announced the commencement of a planned 38,000 m diamond drill program with the objectives to expand the existing resource, which remains open along strike and at depth, and to complete geotechnical drilling to support the PEA study.  Highlights of the drill program include:

  80% of the drill program is intended to focus on expanding the existing Mineral Resources and discovering new resources;
  5,000 m of the drill program is dedicated to testing for feeder zones for the large Silver Sand deposit;
  District exploration drilling to target the North Block and Snake Hole Zone; and
  Mineral continuity and geotechnical drilling to support the Silver Sand PEA.

For additional information on the 2021 drill program at the Silver Sand Project, please see the Company's news release dated July 27, 2021.

Project Expenditures

For the three months and year ended June 30, 2021, total expenditures of $1,125,702 and $3,357,104, respectively (three months and year ended June 30, 2020 - $1,253,126 and $9,482,197, respectively) were capitalized under the project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in the ATEs located to the north of the Silver Sand Project by cash payments of $1,000,000 and the issuance of 832,000 common shares to the vendors.  During Fiscal 2019 and Fiscal 2020, cash payments of $800,000 were paid and 541,000 common shares were issued to the vendors.  During the year ended June 30, 2021, the final payment of $200,000 cash and 291,000 common shares were paid and issued to the vendors, respectively.

Mining Production Contract

On January 11, 2019, New Pacific announced that Alcira entered into an MPC with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in ATEs and cuadriculas owned by COMIBOL adjoining the Company's Silver Sand Project.  The MPC is comprised of two areas. The first area is located to the south and west of the Silver Sand Project.  The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, wherein COMIBOL is expected to apply for exploration and mining rights with AJAM.  Upon granting of the exploration and mining rights, COMIBOL will contribute these additional properties to the MPC.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

There are no known economic mineral deposits, nor any previous drilling or exploration discoveries within the MPC area.  The MPC presents an opportunity to explore and evaluate the possible extensions and/or satellites of mineralization outside of the currently defined Silver Sand Project.

The MPC was approved by Bolivia's Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia.  As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.  Presidential elections were held in Bolivia on October 18, 2020 and the President assumed office on November 8, 2020.  The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government's position on these issues could adversely affect the ratification of the MPC and the Company's business.

Carangas Project

In April 2021, the Company signed a mining association agreement with a private Bolivian company and acquired a 98% joint venture interest in the Carangas Project.  Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development and production activities for the project.  The agreement has a term of 30 years and is renewable for additional 15 years.

On June 29, 2021, the Company announced the commencement of an initial discovery drill program at the Carangas Project to test near-surface bulk-tonnage and high-grade vein-hosted silver-rich polymetallic targets centred on and adjacent to the historically exploited West and East Dome areas. For additional details, please refer to the Company's news releases dated April 12, 2021 and June 14, 2021.  Phase I of the 5,000 m drill program is expected to be comprised of approximately 20 drillholes with an initial 3,000 m to be completed over an eight-week period.  Contingent on the success of initial results, follow-up drilling will comprise the remainder of the budgeted 5,000 m program.

Project Expenditures

For the three months and year ended June 30, 2021, total expenditures of $nil and $250,427, respectively (three months and year ended June 30, 2020 - $nil and $nil, respectively) were capitalized under the project.

Silverstrike Project

The Silverstrike Project is located approximately 140 km southwest of La Paz, Bolivia.  In December 2019, the Company signed a mining association agreement and acquired a 98% joint venture interest in the Silverstrike Project from a private Bolivian corporation by making a one-time cash payment of $1,350,000.  The private Bolivian corporation is owned 100% by Bolivian nationals and holds the title to the nine ATEs (covering an area of approximately 13 km2) that comprise the project.  Under the mining association agreement, the Company is required to cover 100% of future expenditures including exploration, contingent on results of development and subsequent mining production activities at the Silverstrike Project.  The agreement has a term of 30 years and is renewable for another 15 years.  The mining association agreement is subject to approval by AJAM.

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

The Silverstrike Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district - the Berenguela District, presence of felsic Tertiary intrusive rocks with corresponding multiple silver-rich occurrences associated with sercitic alteration. The area is largely underexplored, with limited modern exploration to date.  The Company's joint venture partner has applied for exploration rights over areas surrounding the Silverstrike Project on behalf of the joint venture.

During 2020, the Company's exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface broad-zones of silver mineralization.  Please refer to the Company's news release dated September 29, 2020 for details on the exploration program at the northern areas of the project and to the news release dated November 19, 2020 for details on exploration activities and field work on the central and southern areas of the project.

Frontier Area - Carangas and Silverstrike Projects

The Carangas and the Silverstrike projects are located within 50 km of the Bolivian border with Chile. In line with many South American countries, Bolivia does not permit foreign entities to own property within 50 km of international borders (the "Frontier Area").  Property owners in the Frontier Area are, however, permitted to enter into mining association agreements, or joint ventures, with third parties, including foreign entities, for the development of mining activities under Bolivian Law No. 535 on Mining and Metallurgy.  While the Company believes the joint ventures for the Carangas and the Silverstrike projects are legally compliant with the Frontier Area requirements and Bolivian mining laws, there is no assurance that the Company's Bolivian joint venture partners will be successful in obtaining the approval of AJAM to convert the exploration licenses to AMC in the case of Carangas Project and the mining association agreement in the case of the Silverstrike Project, or that even if approved, that such relationships and structures will not be challenged by other Bolivian governmental authorities.

Project Expenditures

For the three months and year ended June 30, 2021, total expenditures of $15,026 and $1,293,907, respectively (three months and year ended June 30, 2020 - $155,217 and $476,728, respectively) were capitalized under the project.

Tagish Lake Gold Project

The Tagish Lake Gold Project ("TLG Project"), covering an area of approximately 170 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.  In Q4, fiscal 2020, given the significant changes with favourable effects on the TLG Project, the Company recognized an impairment recovery of $8,724,915 on the TLG Project, being its fair value less costs of disposal ("FVLCD") for the year ended June 30, 2020. The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value ("EV") per ounce of contained gold ("EV/R&R")) observed in comparable transactions has been used to estimate the fair value.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

For the year ended June 30, 2021, total expenditures of $312,593 (year ended June 30, 2020 - $78,242) were capitalized to assets held for distribution under the TLG Project prior to its disposal.

The project's carrying value of $8,985,913 was disposed upon the completion of the Whitehorse Gold spin-out transaction, resulting in no gain or loss.

During Fiscal 2020, the Company established Whitehorse Gold Corp. ("Whitehorse Gold") to acquire the TLG Project from the Company for consideration of $2,201,350 (CAD$3,000,000) via a promissory note plus 20,000,000 Whitehorse Gold common shares ("spin-out shares") as a result of a strategic review on the TLG Project.

On November 18, 2020, the Company received the consideration of $2,201,350 and distributed all of the spin-out shares held by it to the Company's shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia).  The spin-out shares were valued at $6,906,548 upon distribution.  Assets and liabilities of Whitehorse Gold and the TLG Project were classified as held for distribution as at June 30, 2020 in the amount of $8,695,312 and $89,653, respectively.  On November 15, 2020, Whitehorse Gold's common shares were listed for trading on the TSX.V under the symbol "WHG".  As a result of the spin-out, the Company no longer holds an interest in Whitehorse Gold or the TLG Project.

RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project.  The RZY Project is located approximately 237 km from the city of Yushu, Tibetan Autonomous Prefecture, or 820 km from Qinghai Province's capital city of Xining.  In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company's subsidiary, Qinghai Found Mining Co., Ltd. ("Qinghai Found"), reached a compensation agreement with the Qinghai Government for the RZY Project.  Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $2.7 million (RMB ¥20 million).  As of June 30, 2021, the process was under review and subject to approval by the Qinghai Government.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Overall Expenditure Summary

The continuity schedule of mineral property acquisition costs, deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Carangas	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$55,995,583	$-	$-	$-	$2,700,897	$58,696,480
Capitalized exploration expenditures
Reporting and assessment	447,953	727	-	-	-	448,680
Drilling and assaying	4,856,789	1,666	-	-	-	4,858,455
Project management and support	3,386,249	436,473	-	-	-	3,822,722
Camp service	492,674	37,862	-	-	-	530,536
Camp construction	24,135	-	-	-	-	24,135
Permitting	38,250	-	-	78,242	-	116,492
Acquisition of Silverstrike Project	-	1,350,000	-	-	-	1,350,000
Acquisition of mineral concessions	216,147	-	-	-	-	216,147
Other	20,000	-	-	-	-	20,000
Impairment recovery	-	-	-	8,724,915	-	8,724,915
Reclassified to assets held for distribution	-	-	-	(8,673,320)	-	(8,673,320)
Foreign currency impact	(176,786)	(5,538)	-	(129,837)	(77,281)	(389,442)
Balance, June 30, 2020	$65,300,994	$1,821,190	$-	$-	$2,623,616	$69,745,800
Capitalized exploration expenditures
Reporting and assessment	482,355	4,119	-	47,538	-	534,012
Drilling and assaying	78,201	169,102	21,952	-	-	269,255
Project management and support	2,505,338	996,005	178,753	-	-	3,680,096
Camp service	225,016	113,666	49,569	-	-	388,251
Camp construction	53,199	-	-	215,238	-	268,437
Permitting	12,995	11,015	153	49,817	-	73,980
Disposal upon spin-out distribution	-	-	-	(312,593)		(312,593)
Foreign currency impact	587,402	48,207	4,823	-	247,752	888,184
Balance, June 30, 2021	$69,245,500	$3,163,304	$255,250	$-	$2,871,368	$75,535,422

INVESTMENTS OVERVIEW

Short-Term Investments

Short-term investments consist of the following:

	June 30, 2021	June 30, 2020
Guaranteed Investment Certificates	$-	$14,677,890
Bonds	143,914	462,829
	$143,914	$15,140,719

Equity Investments

Equity investments represent equity interests of other publicly traded or privately held companies that the Company has acquired through the open market or through private placements.  These equity interests consist of common shares, preferred shares, and warrants.

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

The Company's equity investments are summarized as follows:

	June 30, 2021	June 30, 2020
Common or preferred shares
Public companies	$461,635	$3,519,196
Warrants
Public companies	34,891	592,626
	$496,526	$4,111,822

FINANCIAL RESULTS

Selected Annual Information

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Operating expense	$(5,945,985)	$(4,608,589)	$(2,468,617)
Income from Investments	395,543	1,311,921	1,157,659
Impairment recovery (loss) of mineral property interests	-	8,724,915	(589,123)
Other (loss) income	(1,023,932)	465,021	(43,527)
Net (loss) income	(6,574,374)	5,893,268	(1,943,608)
Net (loss) income attributable to equity holders	(6,566,440)	5,907,726	(1,828,891)
Basic and diluted (loss) earnings per share	(0.04)	0.04	(0.01)
Total current assets	47,452,145	54,127,165	29,949,437
Total non-current assets	79,366,979	77,085,086	64,990,881
Total current liabilities	1,094,567	1,499,501	1,608,677
Total non-current liabilities	-	-	201,054

Net loss attributable to equity holders of the Company for the year ended June 30, 2021 was $6,566,440 or $0.04 per share (year ended June 30, 2020 - net income of $5,907,726 or $0.04 per share).  The Company's financial results were mainly impacted by the following: (i) operating expenses of $5,945,985 compared to $4,608,589 in the prior year; (ii) income from investments of $395,543 compared to $1,311,921 in the prior year; (iii) impairment recovery of $nil compared to $8,724,915 in the prior year; and (iv) foreign exchange loss of $1,021,628 compared to gain of $465,021 in the prior year.

Net loss attributable to equity holders of the Company for the three months ended June 30, 2021 was $1,972,372 or $0.01 per share (three months ended June 30, 2020 - net income of $7,448,576 or $0.05 per share).

Operating expenses for the three months and year ended June 30, 2021 were $1,567,955 and $5,945,985, respectively (three months and year ended June 30, 2020 - $1,472,028 and $4,608,589, respectively).  Items included in operating expenses were as follows:

(i) Project evaluation and corporate development expenses for the three months and year ended June 30, 2021 of $154,252 and $822,864, respectively (three months and year ended June 30, 2020 - $206,060 and $206,060, respectively). The Company is actively seeking and evaluating other exploration and investment opportunities in Bolivia after its initial success on the Silver Sand Project.

(ii) Filing and listing fees for the three months and year ended June 30, 2021 of $122,243 and $393,814, respectively (three months and year ended June 30, 2020 - $51,172 and $128,142, respectively).  The increase in filing and listing fees in the current periods was a result of the Company's graduation from TSX.V to TSX and listing on NYSE-A.

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

(iii) Investor relations expenses for the three months and year ended June 30, 2021 of $80,009 and $337,714, respectively (three months and year ended June 30, 2020 - $90,106 and $536,902, respectively).  Decrease in investor relations expenses was a result of reduced travel expenses due to the COVID-19 pandemic.

(iv) Professional fees for the three months and year ended June 30, 2021 of $102,755 and $498,207, respectively (three months and year ended June 30, 2020 - $90,644 and $303,031, respectively).  The increase in professional fees in the current periods was related to the Whitehorse Gold spin-out transaction, the Company's graduation to the TSX and listing on NYSE-A.

(v) Salaries and benefits expense for the three months and year ended June 30, 2021 of $514,501 and $1,688,687, respectively (three months and year ended June 30, 2020 - $402,365 and $1,324,699, respectively).  Salaries and benefits increased in the current periods as a result of the increased annual incentive payout and estimates on future payouts.

(vi) Office and administration expenses for the three months and year ended June 30, 2021 of $184,114 and $678,529, respectively (three months and year ended June 30, 2020 - $118,752 and $513,030, respectively).  Office and administrative expenses increased in the current periods as a result of the inclusion of the Company's La Paz office expenses as it transitioned to a regional office overseeing multiple projects.  Previously, the La Paz office expenses were capitalized under the Silver Sand Project as its sole function was to serve that project.

(vii) Share-based compensation for the three months and year ended June 30, 2021 of $398,797 and $1,482,170, respectively (three months and year ended June 30, 2020 - $610,147 and $1,584,730, respectively).

Income from investments for the year ended June 30, 2021 was $395,543 (year ended June 30, 2020 - income of $1,311,921) and is comprised of a $455,597 gain on the Company's equity investments, a $318,915 loss on bonds, $110,293 income from dividends, and $148,568 interest earned from GICs and other cash accounts.

Loss from investments for the three months ended June 30, 2021 was $210,861 (three months ended June 30, 2020 - income from investments of $664,464) and is comprised of a $263,278 loss on the Company's equity investments, a $20,015 gain on bonds, $1,543 income from dividends, and $30,859 interest earned from cash accounts.

Foreign exchange loss for the year ended June 30, 2021 was $1,021,628 (year ended June 30, 2020 - gain of $465,021).  The Company holds a large portion of cash and short-term investments in US dollars to support its operations in Bolivia.  Revaluation of these US-dollar-denominated financial assets to their Canadian dollar functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods.  During the year ended June 30, 2021, the US dollar depreciated by 9.1% against the Canadian dollar (from 1.3628 to 1.2394) while in the prior year the US dollar appreciated by 4.1% against the Canadian dollar (from 1.3087 to 1.3628).

Foreign exchange loss for the three months ended June 30, 2021 was $195,443 (three months ended June 30, 2020 - $471,044).

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Selected Quarterly Information
		For the Quarters Ended
	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020
Operating expense	$(1,567,955)	$(1,604,319)	$(1,251,752)	$(1,521,959)
(Loss) income from Investments	(210,861)	71,747	(98,800)	633,457
Other loss	(195,483)	(159,261)	(425,463)	(243,725)
Net loss	(1,974,299)	(1,691,833)	(1,776,015)	(1,132,227)
Net loss attributable to equity holders	(1,972,372)	(1,689,401)	(1,774,420)	(1,130,247)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Total current assets	47,452,145	48,511,033	50,497,592	53,157,010
Total non-current assets	79,366,979	78,164,236	76,719,133	79,236,381
Total current liabilities	1,094,567	811,042	1,180,315	1,518,961
Total non-current liabilities	-	-	-	-

		For the Quarters Ended
	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019
Operating expense	$(1,472,028)	$(1,141,354)	$(1,231,089)	$(764,118)
Income (loss) from Investments	664,464	(1,212,187)	257,517	1,602,127
Impairment of mineral property interests	8,724,915	-	-	-
Other (loss) income	(471,044)	1,047,061	(244,548)	133,552
Net income (loss)	7,446,307	(1,306,480)	(1,218,120)	971,561
Net income (loss) attributable to equity holders	7,448,576	(1,303,094)	(1,211,656)	973,900
Basic and diluted earnings (loss) per share	0.05	(0.01)	(0.01)	0.01
Total current assets	54,127,165	29,369,814	33,025,625	29,383,139
Total non-current assets	77,085,086	74,936,839	74,495,178	66,575,909
Total current liabilities	1,499,501	1,420,226	1,432,489	2,011,187
Total non-current liabilities	-	-	-	-

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used in operating activities for the three months and year ended June 30, 2021 was $886,287 and $4,602,952, respectively (three months and year ended June 30, 2020 - $666,789 and $2,626,717, respectively).  The increase during the current periods was mainly due to the increase in operating expense and negative impact from the change in non-cash operating working capital.

Cash provided by investing activities for the year ended June 30, 2021 was $17,601,787 (year ended June 30, 2020 - cash used in investing activities of $17,904,434).  Cash flows from investing activities were mainly impacted by: (i) capital expenditures for mineral properties and equipment of $4,427,631 on the exploration projects in Bolivia compared to $10,703,063 in the prior year; (ii) proceeds of $15,596,974 from maturity of GIC compared to net purchase of $7,306,032 in the prior year; (iii) $4,345,636 net proceeds from disposal of equity investments compared to net proceeds of $829,137 in the prior year; and (iv) $2,201,350 consideration received upon the completion of the Whitehorse Gold spin-out in the current year.

Cash provided by investing activities for the three months ended June 30, 2021 was $1,076,265 (three months ended June 30, 2020 - cash used in investing activities of $15,094,096).

Cash provided by financing activities for the year ended June 30, 2021 was $1,076,157 (year ended June 30, 2020 -$30,070,791).  Cash flows from financing activities during the current year were proceeds arising from stock option exercises.  In the prior year, cash flows from financing activities were net proceeds of $29,303,208 raised from two bought deal financings plus $767,583 from stock option exercises.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Cash provided by financing activities for the three months ended June 30, 2021 was $303,294 (three months ended June 30, 2020 - $17,584,162).

Liquidity and Access to Capital

As of June 30, 2021, the Company had working capital of $46,357,578 (June 30, 2020 - $52,627,664), comprised of cash of $46,441,482 (June 30, 2020 - $29,824,146), short term investments of $143,914 (June 30, 2020 - $15,140,719), assets held for distribution of $nil (June 30, 2020 - $8,695,312), and other current assets of $866,749 (June 30, 2020 - $466,988) offset by current liabilities of $1,094,567 (June 30, 2020 - $1,499,501).  Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments.  To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company's operations, the Company may need to raise additional funds through public or private debt or equity financing.  If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's common shares.  No assurance can be given that additional financing will be available or that, if available, it can be obtained on terms favourable to the Company and its shareholders.  If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations.  The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

In addition, the current COVID-19 pandemic has caused significant disruption to global economic conditions, which may adversely impact the Company's results.

Use of Proceeds of Prior Financings

On October 25, 2019 and June 9, 2020, the Company successfully closed two bought deal financings underwritten by BMO Capital Markets that raised net proceeds of $11,927,767 and $17,375,441, respectively.  The following table sets out a comparison between the Company's planned and actual use of these net proceeds as of June 30, 2021.

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

OCTOBER 25, 2019 BMO BOUGHT DEAL FINANCING	PLANNED USE OF PROCEEDS	ACTUAL USE OF PROCEEDS FROM OCTOBER 25, 2019 to JUNE 30, 2021	VARIANCE	EXPLANATION OF VARIANCE AND IMPACT ON BUSINESS OBJECTIVE
PROCEEDS
Offering	$ 11,299,435	$ 12,994,785	$ 1,695,350	Actual funds raised was more than planned due to high market demand.
Underwriter's fee and offering related expense	(964,218)	(1,067,018)	(102,800)
Net proceeds	$ 10,335,217	$ 11,927,767	$ 1,592,550
USE OF PROCEEDS
2019 Drill Program for the Silver Sand Project
Drilling of 55,000 meters	$ 6,152,000	$ 5,266,437	$ (885,563)	42,604 meters of drilling completed. Less than planned work but sufficient for inaugural NI43- 101 report.
Assaying and sampling of 53,854 samples	2,000,000	1,881,369	(118,631)	34,563 assay samples tested. Quantity was less than planned but testing procedures per sample was more extensive than planned to achieve more comprehensive results for NI43-101 purpose.
Equipment	525,000	263,360	(261,640)	Less equipment was used than planned to achieve the results.
Site expenses	312,000	1,784,525	1,472,525	Unspent funds from other categories were allocated to site expenditures throughout 2020 and 2021.
Community relations	111,000	28,818	(82,182)	Some planned programs such as building soccer fields etc. were postponed to be commenced in the second half of 2021 or 2022.
Concession renewal	1,500	1,926	426
Metallurgical testing	203,000	207,610	4,610
Technical report	255,000	187,390	(67,610)	Slightly less than budgeted amount.
Overhead office costs	2,301,000	2,315,634	14,634
TOTAL	$ 11,860,500	$ 11,937,069	$ 76,569	Net proceeds from this financing were fully used.

JUNE 9, 2020 BMO BOUGHT DEAL FINANCING	PLANNED USE OF PROCEEDS	ACTUAL USE OF PROCEEDS FROM JUNE 9, 2020 to JUNE 30, 2021	VARIANCE	EXPLANATION OF VARIANCE AND IMPACT ON BUSINESS OBJECTIVE
PROCEEDS
Offering	$ 18,835,556	$ 18,836,190	$ 634
Underwriter's fee and offering related expense	(1,416,386)	(1,460,749)	(44,363)
Net proceeds	$ 17,419,170	$ 17,375,441	$ (43,729)
USE OF PROCEEDS
2020-2021 Exploration Program for Silver Sand Project
Drilling of 26,000 meters	$ 3,200,000	$ -	$ (3,200,000)

The planned 26,000 metre drilling program was  postponed due to COVID-19 pandemic. A 38,000 meters drill program commenced on July 27, 2021. The delay of the program added marginal overhead costs and is expected to have minimal long-term impact on the Company's objective.

Assaying and sampling of 21,000 samples	1,100,000	46,475	(1,053,525)
Other field operation expenditures	1,600,000	64,424	(1,535,576)
Advanced studies	1,100,000	431,851	(668,149)	PEA study commenced according to plan and budget. Environmental baseline study ($650,000 budgeted) was delayed due to COVID-19 pandemic.
Community relations and social studies	500,000	123,963	(376,037)	Donations of medical and living supplies to local communities. Planned community programs and socio-economic baseline study was delayed due to COVID-19 pandemic.
Exploration camp construction	3,800,000	54,933	(3,745,067)	Camp design completed. Construction is scheduled to commence.
Subtotal for Silver Sand Project	$ 11,300,000	$ 721,646	$ (10,578,354)
2020-2021 Exploration Program for Other Regions and Projects in Bolivia
Drilling of 34,000 meters	$ 4,300,000	$ -	$ (4,300,000)	5,000 meters drill program for Carangas Project commenced on June 29, 2021.
Assaying and sampling of 34,000 samples	1,700,000	218,031	(1,481,969)
Other field operating expenditures	119,170	1,259,803	1,140,633	Unspent funds from other categories were allocated to camp, exploration and management services related to Silverstrike Project, Carangas Project, and other regional exploration activities.
Subtotal for other exploration programs	$ 6,119,170	$ 1,477,834	$ (4,641,336)
TOTAL	$ 17,419,170	$ 2,199,480	$ (15,219,690)	Unspent funds of $15.2 million was part of the Company's cash balance of approximately $46 million as of June 30, 2021.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Although the Company intends to use the proceeds from the June 9, 2020 financing as set forth above, the actual allocation of the net proceeds may vary depending on future developments or unforeseen events.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 - Fair Value Measurement ("IFRS 13").

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2021 and June 30, 2020 that are not otherwise disclosed.  As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$46,441,482	$-	$-	$46,441,482
Short-term investments - bonds	143,914	-	-	143,914
Common or preferred shares	461,635	-	-	461,635
Warrants	-	34,891	-	34,891

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,824,146	$-	$-	$29,824,146
Short-term investments - bonds	462,829	-	-	462,829
Common or preferred shares	3,519,196	-	-	3,519,196
Warrants	-	592,626	-	592,626

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2021 and June 30, 2020, respectively.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

There were no transfers into or out of Level 3 during the year ended June 30, 2021.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations.  Liquidity risk is the risk that the Company will not be able to meet its short term business requirements.  As at June 30, 2021, the Company had a working capital position of $46,357,578 and sufficient cash resources to meet the Company's short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following summarizes the remaining contractual maturities of the Company's financial liabilities:

	June 30, 2021		June 30, 2020
	Due within a year	Total	Total
Trade and other payables	$1,044,189	$1,044,189	$1,154,593
Due to a related party	50,378	50,378	62,182
Payable for mineral property acquisition	-	-	193,073
	$1,094,567	$1,094,567	$1,409,848

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies.  The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD.  The functional currency of all Bolivian subsidiaries is USD.  The functional currency of the Chinese subsidiary is Chinese Renminbi ("RMB").  The Company currently does not engage in foreign exchange currency hedging.  The Company's exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	June 30, 2021	June 30, 2020
United States dollars	$11,079,194	$11,158,435
Bolivianos	285,267	297,147
Chinese RMB	-	160,123
Total	$11,364,461	$11,615,705

Financial liabilities denominated in foreign currencies other than relevant functional currency
United States dollars	$-	$432,922
Bolivianos	333,405	-
Chinese RMB	-	101,060
Total	$333,405	$533,982

As at June 30, 2021, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $111,000.

As at June 30, 2021, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $500.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company holds a portion of cash in bank accounts that earn variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2021.  The Company, from time to time, also owns GICs and bonds that earn interest payments at fixed rates to maturity.  Fluctuation in market interest rates usually will have an impact on bond's fair value.  An increase in market interest rates will generally reduce bond's fair value while a decrease in market interest rates will generally increase it.  The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's exposure to credit risk is primarily associated with cash, bonds, and receivables.  The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board.  Management believes the risk of loss to be remote, as the majority of its cash are held with major financial institutions.  Bonds by nature are exposed to more credit risk than cash.  The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries.  As at June 30, 2021, the Company had a receivables balance of $343,608 (June 30, 2020 - $303,488).  There were no material amounts in receivables which were past due on June 30, 2021 (June 30, 2020 - $nil).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets.  Based upon the Company's portfolio at June 30, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $50,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties.  The balances with related parties are unsecured, non-interest bearing, and due on demand.  Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	June 30, 2021	June 30, 2020
Silvercorp Metals Inc.	$50,378	$62,182

(a) Silvercorp Metals Inc. ("Silvercorp") has two directors (Dr. Rui Feng and David Kong) and one officer (Yong-Jae Kim as corporate secretary for both companies) in common with the Company.  Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company.  The Company expects to continue making payments to Silvercorp in the normal course of business.  Expenses in general and administrative services rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2021 were $616,030 (year ended June 30, 2020 - $586,138).

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended June 30, 2021 and 2020 are as follows:

	Year ended June 30,
	2021	2020
Director's cash compensation	$290,463	$55,858
Director's share-based compensation	604,970	446,652
Key management's cash compensation	859,394	940,323
Key management's share-based compensation	1,709,004	2,205,258
	$3,463,831	$3,648,091

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements.  These critical accounting estimates represent management's estimates that are uncertain and any changes in these estimates could materially impact the Company's consolidated financial statements.  Management continuously reviews its estimates and assumptions using the most current information available.  The Company's critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2021.

Management’s Discussion and Analysis	Page 17

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

  Authorized - unlimited number of common shares without par value.
  Issued and outstanding - 155,064,244 common shares with a recorded value of $151.0 million.
  Shares subject to escrow or pooling agreements - nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price CAD$	Expiry Date
495,000	0.55	October 31, 2021
615,000	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,210,834	2.15	February 21, 2024
2,520,834	$ 1.55

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

Weighted average
grant date closing
RSUs Outstanding	price per share (CAD$)
710,250	$5.43

RISK FACTORS

The Company is subject to many risks which are outlined in this MD&A and in the Company's Annual Information Form, NI 43-101 technical report and other public filings which are available on SEDAR at www.sedar.com.  In addition, please refer to the "Financial Instruments" section of this MD&A for an analysis of financial risk factors.

COVID-19

The current outbreak of the COVID-19 pandemic could have a material adverse effect on the Company's business and operations, as well as impacting global economic conditions. COVID-19 has spread to regions where the Company has operations and offices.  Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia, delays and/or deferrals of field work including consultant site work and laboratory results and reduced corporate activities in Canada.  The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities.  All of these could affect commodity prices, interest rates, credit risk, social security and inflation.  Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

Management’s Discussion and Analysis	Page 18

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

While the COVID-19 pandemic has already had significant, direct impacts on the Company's operations and business, the extent to which the pandemic will continue to impact our operations is highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments' mandates to curtail the spreading of the virus, community and social stabilities and the Company's ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effects on the Company's business and operations.

The Company may experience additional business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events could have a material adverse impact on the Company's business, operations and operating results, financial condition and liquidity.

Political and Economic Risks in Bolivia

The Company's projects are located in Bolivia and, therefore, the Company's current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties.  There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia's history of political and economic instability under a variety of governments and high rate of unemployment.

The Company's exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.  Bolivia's fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change.  The Company cannot predict the government's positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation.  A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets, and operations in Bolivia.  Any changes in regulations or shifts in political conditions are beyond the control of the Company.  Moreover, protestors and cooperatives have previously targeted foreign firms in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company's operations.  Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

The Company's operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries.  In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

On January 11, 2019, New Pacific announced the execution of the MPC with COMIBOL (see Project Overviews section).  The MPC was approved by Bolivia's Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia.  As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.  Moreover, the Presidential elections were held in Bolivia on October 18, 2020 and the President assumed office on November 8, 2020.  The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms.  The Company cannot predict the new government's positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Management’s Discussion and Analysis	Page 19

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Community Relations and Social Licence to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a "social licence" to operate on its mineral properties. "Social licence" does not refer to a specific permit or licence, but rather is a broad term used to describe community acceptance of a company's plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities.  Despite its best efforts, there are factors that may affect the Company's efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support.  There can be no guarantee that social licence can be earned by the Company or if established, that social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded.  Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production.  The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Acquisition and Maintenance of Permits and Governmental Approvals

Exploration and development of, and production from, any deposit at the Company's mineral projects require permits from various governmental authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of the Company's mineral projects and have a material adverse impact on the Company.

While the Company believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Restricted Areas, there is no assurance that the Bolivian companies will be successful in obtaining approval of (i) the mining association agreement from AJAM in the case of Silverstrike Project or (ii) the conversion of the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

The Company's current and future operations, including development activities and commencement of production, if warranted, require permits from governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. Companies engaged in property exploration and the development or operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits. The Company cannot predict if all permits which it may require for continued exploration, development, or construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms, if at all. Time delays and associated costs related to applying for and obtaining permits and licenses may be prohibitive and could delay planned exploration and development activities. Failure to comply with or any violations of the applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Management’s Discussion and Analysis	Page 20

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Parties engaged in mining operations may be required to compensate those impacted by mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company's operations and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions about the Company's public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the national instruments of the Canadian Securities Administrators. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that as of June 30, 2021, the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 and National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

(a) Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate, with the participation of the CEO and CFO, the effectiveness of the Company's internal controls. The Company's internal control over financial reporting includes:

Management’s Discussion and Analysis	Page 21

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)
  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with generally accepted accounting principles;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that as of June 30, 2021, the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO was effective and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended June 30, 2021.

(b) Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the three months and year ended June 30, 2021 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration of the Company, who is a Qualified Person for the purposes of NI 43-101.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements").  Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "goals", "forecast", "budget", "potential" or variations thereof and other similar words, or statements that certain events or conditions "may", "could", "would", "might", "will" or "can" occur.  Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals, including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; and estimates of the Company's revenues and capital expenditures.

Management’s Discussion and Analysis	Page 22

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

Forward-looking statements are based on the opinions and estimates of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include global economic and social impact of COVID-19; fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors described in this MD&A, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; including the ratification and approval of the MPC by the Plurinational Legislative Assembly of Bolivia; the approval of the mining association agreement for the Silverstrike Project by AJAM; the ability of the Company to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this MD&A.

Management’s Discussion and Analysis	Page 23

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the year ended June 30, 2021 (Expressed in US dollars, unless otherwise stated)

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's Annual Information form, can be obtained under the Company's profile on SEDAR at www.sedar.com, and on the Company's website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 24